DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

September 23, 2025

VIA EDGAR

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sardis Credit Opportunities Fund; File Nos: 333-286563 and 811-23962

Ladies and Gentlemen:

On behalf of Sardis Credit Opportunities Fund (the "Registrant"), we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, a post-effective amendment to its Registration Statement on Form N-2 pursuant to Rule 486(a) of the Securities Act of 1933, as amended (the “Amendment”). The Amendment is being filed for the purpose of registering Class F shares of the Registrant and making certain other minor and conforming changes.

The Registrant requests selective review of the Amendment because the Amendment is substantially similar to the Registrant’s most recent Registration Statement (Pre-Effective Amendment 2, filed September 18, 2025 and declared effective on September 22, 2025) (“Registration Statement”), which was reviewed by the staff. The material changes from the Registration Statement are related to the addition of Class F shares.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP
DLA Piper LLP